SECURITIES AND EXCHANGE COMMISSION,
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nutrition 21, Inc.

(Name of Issuer)

Common Stock, $0.005 PAR VALUE

(Title of Class of Securities)

00163N 10 2

(CUSIP Number)

David A. Holmes

265 Harrison Avenue,

Kearny, NJ 07032

(201) 246-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 01, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00163N 10 2

(1)	Names of Reporting Persons David A. Holmes

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

(6)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,105,974(1) (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,105,974(1) (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,105,974 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.8%(2)

(14)	Type of Reporting Person (See Instructions) IN

(1) Includes (i) 3,725,719 shares of Common Stock acquired pursuant to Stock Purchase Agreement on November 1, 2010; (ii) 2,467,511 shares of Common Stock which may be issuable upon conversion of 3000 shares of the Series J8% Convertible Preferred Shares of the Issuer acquired by Pharmachem Laboratories, Inc. as described in Item 5 and (iii) 1,912,744 shares of Common Stock issuable upon exercise of the warrants held by Pharmachem Laboratories, Inc. as described in Item 5 below.

(2) The ownership percentage of the Reporting Person is based on 145,606,557 shares of Common Stock, which number is the sum of (i) 123,617,175 issued and outstanding shares of Common Stock as of September 16, 2010, as reported in the Issuer’s Annual Report in the Form 10-K that was filed with the Securities and Exchange Commission on September 22, 2010; (ii) ) 17,609,127shares of Common Stock issued by the Company as dividend on the Series J8% Convertible Preferred Shares on October 2010; (iii) 2,467,511 shares of Common Stock which may be issuable by the Issuer upon the conversion of 3000 shares of the Series J8% Convertible Preferred Shares of the Issuer acquired by Pharmachem Laboratories, Inc. and deemed outstanding under the Act as described in Item 5, and (iv) 1,912,744 shares of Common Stock issuable upon exercise of the Warrants held by Pharmachem Laboratories, Inc. and deemed outstanding under the Act as described in Item 5 below.

CUSIP No. 00163N 10 2

(1)	Names of Reporting Persons Pharmachem Laboratories, Inc. (“Pharmachem”)

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable

(6)	Citizenship or Place of Organization New Jersey, United States

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 23,105,974(1) (See Item 5)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 23,105,974(1) (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 23,105,974 (See Item 5)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.8%(2)

(14)	Type of Reporting Person (See Instructions) CO

(1) Includes (i) 3,725,719 shares of Common Stock acquired pursuant to Stock Purchase Agreement on November 1, 2010; (ii) 2,467,511 shares of Common Stock which may be issuable upon conversion of 3000 shares of the Series J8% Convertible Preferred Shares of the Issuer acquired by Pharmachem Laboratories, Inc. as described in Item 5 and (iii) 1,912,744 shares of Common Stock issuable upon exercise of the warrants held by Pharmachem Laboratories, Inc. as described in Item 5 below.

(2) The ownership percentage of the Reporting Person is based on 145,606,557 shares of Common Stock, which number is the sum of (i) 123,617,175 issued and outstanding shares of Common Stock as of September 16, 2010, as reported in the Issuer’s Annual Report in the Form 10-K that was filed with the Securities and Exchange Commission on September 22, 2010; (ii) ) 17,609,127 shares of Common Stock issued by the Company as dividend on the Series J8% Convertible Preferred Shares on October 2010; (iii) 2,467,511 shares of Common Stock which may be issuable by the Issuer upon the conversion of 3000 shares of the Series J8% Convertible Preferred Shares of the Issuer acquired by Pharmachem Laboratories, Inc. and deemed outstanding under the Act as described in Item 5, and (iv) 1,912,744 shares of Common Stock issuable upon exercise of the Warrants held by Pharmachem Laboratories, Inc. and deemed outstanding under the Act as described in Item 5 below.

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13-D (“Amendment No.2”) is being filed by the undersigned to amend the Schedule 13-D filed by David A. Holmes on August 9, 2010 (the “Schedule 13-D”), as amended by Amendment No. 1 filed on August 11, 2010, with respect to the common stock, par value $0.005 (“Common Stock”) of Nutrition 21, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 4 Manhattanville Road, Purchase, NY 10577.

Item 2.	Identity and Background.

No material change to the information provided in the Schedule 13-D with respect to David A. Holmes.

 (a)  Pharmachem Laboratories, Inc., is a corporation organized under the laws of the state of New Jersey, dedicated to the manufacture and supply of quality ingredients whose principal business address is 265 Harrison Avenue, Kearny NJ 07032.

(b) Pharmachem has not been convicted in a criminal proceeding during the last five years.

(c) Pharmachem was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years.

Item 3.	Source and Amount of Funds or Other Consideration.
The Reporting Person’s own capital. No borrowed funds were used to purchase the Shares of Common Stock.

Item 4.	Purpose of Transaction.
No material change

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13-D is hereby amended by deleting paragraphs (a), (b) and (c) thereof and replacing such items with the following:

“References to percentage ownerships of shares of Common Stock in this Amendment No.2 are based on 145,606,557 shares of Common Stock, which number is the sum of (i) 123,617,175 issued and outstanding shares of Common Stock as of September 16, 2010, as reported in the Issuer’s Annual Report in the Form 10-K that was filed with the Securities and Exchange Commission on September 22, 2010; (ii) ) 17,609,127shares of Common Stock issued by the Company as dividend on the Series J8% Convertible Preferred Shares on October 2010; (iii) 2,467,511 shares of Common Stock which may be issued by the Issuer upon the conversion of 3000 shares of the Series J8% Convertible Preferred Shares of the Issuer acquired by Pharmachem Laboratories, Inc. and deemed outstanding under the Act as described in Item 5, and (iv) 1,912,744 shares of Common Stock issuable upon exercise of the Warrants held by Pharmachem Laboratories, Inc. and deemed outstanding under the Act as described in Item 5 below.”

(a,b)

As of the date hereof, David A. Holmes may be deemed to be the beneficial owner of 23,105,974 shares of Common Stock, constituting 15.8% of the shares of Common Stock outstanding of the Issuer.

As of the date hereof, David A. Holmes owns 3000 shares of the Series J8% Convertible Preferred Shares of the Issuer, which may be convertible into 2,467,511 shares of Common Stock (the “Preferred Shares”).  The Preferred Shares may be convertible into Common Stock at any time.  Pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934, as amended, (the “Act”), because 2,467,511 shares of Common Stock maybe obtained and beneficially owned upon conversion of the Preferred Shares, 2,467,511 shares of Common Stock are deemed to be beneficially owned by David A. Holmes.

As of the date hereof, David A. Holmes owns (i) warrants to purchase 1,134,966 shares of Common Stock of the Issuer, exercisable at $1.2158 and (ii) warrants to purchase 777,778 shares of Common Stock of the Issuer, exercisable at $2.20 (the “Warrants”).  The Warrants may be exercised at any time prior to March 11, 2013  Pursuant to Rule 13d-3(d)(1)(i) of the Securities Act, because 1,912,744 shares of Common Stock maybe obtained and beneficially owned upon exercise of the Warrants, 1,912,744 shares of Common Stock are deemed to be beneficially owned by David A. Holmes.

David A. Holmes has sole power to vote or direct the vote of 0 shares of Common Stock, and has shared power to vote or direct the vote of 23,105,974 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock, and has shared power to dispose or direct the disposition of 23,105,974 shares of Common Stock.

(a,b)

As of the date hereof, Pharmachem may be deemed to be the beneficial owner of 23,105,974 shares of Common Stock, constituting 15.8% of the shares of Common Stock outstanding of the Issuer.

As of the date hereof, Pharmachem owns 3000 shares of the Series J8% Convertible Preferred Shares of the Issuer, which may be convertible into 2,467,511 shares of Common Stock (the “Preferred Shares”).  The Preferred Shares may be convertible into Common Stock at any time.  Pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934, as amended, (the “Act”), because 2,467,511 shares of Common Stock maybe obtained and beneficially owned upon conversion of the Preferred Shares, 2,467,511 shares of Common Stock are deemed to be beneficially owned by Pharmachem.

As of the date hereof, Pharmachem owns (i) warrants to purchase 1,134,966 shares of Common Stock of the Issuer, exercisable at $1.2158 and (ii) warrants to purchase 777,778 shares of Common Stock of the Issuer, exercisable at $2.20 (the “Warrants”).  The Warrants may be exercised at any time prior to March 11, 2013  Pursuant to Rule 13d-3(d)(1)(i) of the Securities Act, because 1,912,744 shares of Common Stock maybe obtained and beneficially owned upon exercise of the Warrants, 1,912,744 shares of Common Stock are deemed to be beneficially owned by Pharmachem.

Pharmachem has sole power to vote or direct the vote of 0 shares of Common Stock, and has shared power to vote or direct the vote of 23,105,974 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock, and has shared power to dispose or direct the disposition of 23,105,974 shares of Common Stock.

(c)

On November 1, 2010, Pharmachem entered into a Stock Purchase Agreement pursuant to which it acquired 3000 Preferred Shares, the Warrants and 3,725,719 shares of Common Stock.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

CUSIP No. 00163N102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

November 2, 2010
/s/ David A. Holmes
Name: David A. Holmes

PHARMACHEM LABORATORIES, INC.

	By:	/s/ David A. Holmes
Name:
Title: